Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except for Ratios	2008	2007
Fixed charges:
Interest expense, including amortization of debt discount	$126	$113
Portion of rentals representing an interest factor	55	60
Total fixed charges	$181	$173
Earnings available for fixed charges:
Net income	$443	$386
Equity earnings net of distribution	(9)	(15)
Income taxes	244	235
Fixed charges	181	173
Earnings available for fixed charges	$859	$779
Ratio of earnings to fixed charges	4.7	4.5